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Women-owned
West Coast Confection

Bakery

San Diego, CA 92182
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Profile
Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $55,000 invested.
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THE PITCH
West Coast Confection is seeking investment to open a brick and mortar location.
First LocationRenovating LocationLease Secured
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INVESTOR PERKS

West Coast Confection is offering perks to investors. You earn perks based on your total investment amount in this business.

In Store Unlimited Food and Beverage Invest $10,000 or more to qualify. 5 of 5 remaining

Max of $100 per visit.

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IT WAS ALL A DREAM

We're Chris and Tanya, and we founded West Coast Confection after realizing the opportunity for extraordinary desserts in the online marketplace. We offer a full product line of staple flavors, in addition to monthly limited-edition flavors. We also offer made to order custom desserts. The emphasis remains on continuous improvement in quality, flavor, and new and exciting products. We hope you join us for our next chapter: a brick and mortar location in sunny San Diego.

Grew X% e-commerce during the pandemic
growing community of 20k+ supporters on social media
Raising funds to help with buildout of first brick&mortar location
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OUR OFFERINGS

We're self-proclaimed "dessert extremists" inspired by our love of indulgent desserts, 90's hip-hop, and humor, and this is reflected in our offerings. We specialize in over the top decadent brownies and cookies using the highest quality and most creative ingredients possible. All products are FDA and USDA compliant, preservative free, and carefully packaged to maximize quality and freshness.

Classic brownie line: one pound average brownies and blondies always in stock
Bites: bite sized four-once offerings of our classic brownie line
Classic cookie line: baseball sized cookies, including chocolate chip, snickerdoodle, oatmeal, and peanut butter
Limited edition line: rotating monthly seasonal flavors, such as pumpkin spice cheesecake blondies
Merchandise: coffee mugs, beer glasses, apparel with unique hip-hop themed lyrics or quotes
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LOCATION

We already have a well-recognized, strong brand, and our storefront will help us take that brand to the next level by providing an unforgettable in-person experience with freshly baked desserts.

The retail bakery will offer the same menu as our online offerings, but plated, warmed, and served with ice cream or toppings.
Takeout options will be pre-sealed and packaged
We'll also include a full espresso bar and offer coffee beans for sale.
In the future, we'd hope to feature craft beer and boutique wines sourced from local breweries and wineries.
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TRACTION & VALIDATION

Our success as an online brand put us in an excellent position to expand. Milestones to date include:

$122,000 gross revenue in the first year
7,000 orders in the first two years
10,000 social media followers in the first year
Subscription program launched within the first 6 months
Brand affiliate program
Strategic partner sponsorship with a nationally recognized fitness competition
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INVESTMENT OPPORTUNITY

We're looking to open our first retail location that will start a new revenue stream in addition to doubling our production potential. We also plan on expanding our online offerings. The long term goals include opening multiple locations and a production warehouse to capitalize on the growing online marketplace.

The company has experienced rapid growth, with sales revenues of $260,807 in its current year with only a staff of 2. The company projects 573,049 in 2022 and 630,354 in 2023 by creating a well-staffed production and retail facility in addition to expanding marketing efforts.
Online dessert companies have been unable to provide the size, quality, or experience that West Coast Confection offers. Market research indicates a dissatisfaction with the competitor's overall taste and freshness. West Coast Confection's growing reputation for delivering high quality desserts sets the company apart from its competition.
Our storefront is located 1 mile from San Diego State University, in a popular college town neighborhood with a walk score of 98.
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Q2 2022
Launch Community Investment Campaign

We love our community and want the success of West Coast Confection to be shared with all of our supporters who believe in us and help us on our journey. That's why we're raising a community capital round on Mainvest, to not just ask for your support, but to be able to reward everyone along the ride.

Q3 2022
Secure location, permitting and buildout

Install outdoor signage, equipment buildout, front of house training and talent acquisition, finalized permitting and licensing.

Q4 2022
Grand Opening!
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THE TEAM
Tanya Helane
Cofounder

A professional RN, Tanya's passion for baking turned from hobby to entrepreneurial endeavor as the team built an e-commerce bakery serving delicious, indulgent treats to their growing community.

Chris Greene
Cofounder

A health, wellness, and fitness professional with a passion for 90's hip-hop and hustle.

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20,000 people
Social Media Followers
2019
Founded
$15
Average Ticket Size

1,500 sq. ft.
Floor Space
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BUSINESS PLAN
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $6,172
Permitting and Planning $10,800
Operating Capital $22,577
Lease Depost $12,151
Mainvest Compensation $3,300
Total $55,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $478,137 $900,576 $990,634 $1,089,697 $1,198,667
Cost of Goods Sold $190,651 $320,526 $350,843 $384,018 $420,319
Gross Profit $287,486 $580,050 $639,791 $705,679 $778,348

EXPENSES

Rent $28,889 $63,397 $65,298 $70,258 $69,275
Utilities $2,000 $6,000 $6,000 $6,000 $6,000
Salaries $53,040 $162,240 $193,440 $193,440 $224,640
Insurance $2,691 $6,712 $6,733 $6,755 $6,778
Taxes $6,132 $6,228 $6,329 $6,432 $6,538
Accounting Fees $2,400 $2,472 $2,546 $2,623 $2,701
Marketing $4,244 $9,548 $11,654 $13,764 $15,876
Office Supplies $3,019 $4,292 $4,367 $4,444 $4,523
Subscriptions $468 $482 $497 $512 $527
Payroll Tax $3,713 $11,356 $13,540 $13,540 $15,724
influencer comp $6,729 $6,931 $7,139 $7,353 $7,574
bank charges $1,292 $2,433 $2,677 $2,944 $3,239
paypal $3,788 $4,167 $4,584 $5,042 $5,546
stripe $5,389 $5,928 $6,521 $7,173 $7,890
toast $2,878 $11,419 $12,561 $13,817 $15,198
Equipment Lease $1,300 $12,000 $12,360 $12,731 $13,113
Operating Profit $159,514 $264,445 $283,545 $338,851 $373,206
This information is provided by West Coast Confection. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
West Coast Confection Business Plan.pdf
Investment Round Status
Target Raise $55,000
Maximum Raise $100,000
Amount Invested $0
Investors 0
Investment Round Ends August 5th, 2022
Summary of Terms
Legal Business Name West Coast Confection
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $55,000 invested
1.6×
Investment Multiple 1.5×
Business’s Revenue Share 1.5%-2.7%

Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2029
Financial Condition
Historical milestones

West Coast Confection has been operating since September 2019 and has since achieved the following milestones:

Opened location in San Diege, CA

Achieved revenue of $156,611 in 2020, which then grew to $263,146 in 2021.

Had Cost of Goods Sold (COGS) of $56,638, which represented gross profit margin of 21% in 2020. COGS were then $125,029 the following year, which implied gross profit margin of 52%.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of West Coast Confection to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

West Coast Confection operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. West Coast Confection competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from West Coast Confection's core business or the inability to compete successfully against the with other competitors could negatively affect West Coast Confection's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in West Coast Confection's management or vote on and/or influence any managerial decisions regarding West Coast Confection. Furthermore, if the founders or other key personnel of West Coast Confection were to leave West Coast Confection or become unable to work, West Coast Confection (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which West Coast Confection and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, West Coast Confection is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

West Coast Confection might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If West Coast Confection is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt West Coast Confection

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect West Coast Confection's financial performance or ability to continue to operate. In the event West Coast Confection ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither West Coast Confection nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

West Coast Confection will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and West Coast Confection is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although West Coast Confection will carry some insurance, West Coast Confection may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, West Coast Confection could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect West Coast Confection's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of West Coast Confection's management will coincide: you both want West Coast Confection to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want West Coast Confection to act conservative to make sure they are best equipped to repay the Note obligations, while West Coast Confection might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If West Coast Confection needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with West Coast Confection or management), which is responsible for monitoring West Coast Confection's compliance with the law. West Coast Confection will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if West Coast Confection is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if West Coast Confection fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of West Coast Confection, and the revenue of West Coast Confection can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of West Coast Confection to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by West Coast Confection. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
West Coast Confection isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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